SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

ACADIA Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

004225108
(CUSIP number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5633
(Name, address and telephone number of person authorized to receive notices and communications)

June 3, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,955,126
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,955,126
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,955,126
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6% (1)
14.	TYPE OF REPORTING PERSON* IA

(1)	Based on 79,164,885 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013, plus 9,200,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on May 15, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Felix J. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,955,126
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 19,955,126
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,955,126

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)22.6% (1)
14.	TYPE OF REPORTING PERSON*IN, HC

(1)	Based on 79,164,885 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013, plus 9,200,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on May 15, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Julian C. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,955,126
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 19,955,126
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,955,126

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)22.6% (1)
14.	TYPE OF REPORTING PERSON*IN, HC

(1)	Based on 79,164,885 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013, plus 9,200,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on May 15, 2013.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker, Felix J. Baker and Baker Bros. Advisors, LLC (the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the 2019 Warrants and the 2018 Warrants (as defined below) by the Funds, subject to the limitations on exercise described below.

Holder	Shares of Common Stock	2019 Warrants	2018 Warrants
667, L.P.	1,513,121	42,131	-
Baker Brothers Life Sciences, L.P.	18,001,203	447,138	1,426,590
14159, L.P.	440,802	10,731	39,378
Total	19,955,126	500,000	1,465,968

The 2019 Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding shares of Common Stock of the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the 2019 Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

The 2018 Warrants are only exercisable to the extent that giving effect to such exercise would not cause the holders thereof and their affiliates to beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 9.9% of the outstanding shares of Common Stock of the Issuer. As a result of this restriction, the number of shares that may be issued on exercise of the 2018 Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

On April 12, 2012, the Adviser, each of the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

The Adviser, and Felix J. Baker and Julian C. Baker as principals of the Adviser, may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Dr. Stephen R. Biggar, an Partner of the Adviser serves on the Issuer’s Board of Directors as a representative of the Funds. On January 18, 2013, Dr. Stephen Biggar, a Partner of the Adviser, upon appointment to the Board was granted 15,000 options (the “Options”) to purchase the common stock of the Issuer at $5.22 per share expiring 10 years from the date of grant. These Options vest in equal tranches on January 18, 2014 and January 18, 2015. Dr. Biggar may from time to time in the future receive additional securities of the Issuer as compensation for his service on the Board, consistent with other non-employee directors of the Issuer.

Dr. Stephen Biggar serves on the Issuer’s Board of Directors as a representative of the Funds. Due to an agreement between Dr. Biggar and the Adviser, as well as the agreements and policies of the Funds, Dr. Biggar does not have any right to receive securities in compensation for serving as a Director of the Issuer and therefore has no pecuniary interest in the Options. The Funds are entitled to the pecuniary interest in the Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker as a result of their ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Options (ie. no direct pecuniary interest).

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the nineteen days preceding the filing of this statement using working capital of the applicable purchasing Fund. The transactions in common stock effected the twentieth to sixtieth days are disclosed on the previous Schedule 13D filed on May 17, 2013. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
667, L.P.	6/3/2013	56,274	Purchase	14.0822	1
Baker Brothers Life Sciences, L.P.	6/3/2013	461,548	Purchase	14.0822	1
14159, L.P.	6/3/2013	11,511	Purchase	14.0822	1
667, L.P.	6/3/2013	25,368	Purchase	13.9990	2
Baker Brothers Life Sciences, L.P.	6/3/2013	208,063	Purchase	13.9990	2
14159, L.P.	6/3/2013	5,189	Purchase	13.9990	2
667, L.P.	6/4/2013	4,353	Purchase	14.4977	3
Baker Brothers Life Sciences, L.P.	6/4/2013	35,702	Purchase	14.4977	3
14159, L.P.	6/4/2013	890	Purchase	14.4977	3
667, L.P.	6/4/2013	56,475	Purchase	14.4525	4
Baker Brothers Life Sciences, L.P.	6/4/2013	463,197	Purchase	14.4525	4
14159, L.P.	6/4/2013	11,552	Purchase	14.4525	4
667, L.P.	6/4/2013	13,566	Purchase	14.4159	5
Baker Brothers Life Sciences, L.P.	6/4/2013	111,266	Purchase	14.4159	5
14159, L.P.	6/4/2013	2,775	Purchase	14.4159	5
667, L.P.	6/5/2013	26,577	Purchase	14.4565	6
Baker Brothers Life Sciences, L.P.	6/5/2013	217,986	Purchase	14.4565	6
14159, L.P.	6/5/2013	5,437	Purchase	14.4565	6
667, L.P.	6/5/2013	21,080	Purchase	14.5838	7
Baker Brothers Life Sciences, L.P.	6/5/2013	172,893	Purchase	14.5838	7
14159, L.P.	6/5/2013	4,312	Purchase	14.5838	7
667, L.P.	6/5/2013	18,530	Purchase	14.5502	8
Baker Brothers Life Sciences, L.P.	6/5/2013	151,980	Purchase	14.5502	8
14159, L.P.	6/5/2013	3,790	Purchase	14.5502	8
667, L.P.	6/5/2013	26,577	Purchase	14.4641	9
Baker Brothers Life Sciences, L.P.	6/5/2013	217,986	Purchase	14.4641	9
14159, L.P.	6/5/2013	5,437	Purchase	14.4641	9

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $13.70 to $14.52. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $13.70 to $14.47 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.36 to $14.59 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.12 to $14.83 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.18 to $14.70 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.28 to $14.60 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.29 to $14.78 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.37 to $14.70 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.30 to $14.77 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Acadia Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 5th day of June, 2013.

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker